NF 3-8-05

SECU[illegible] 05036368 [illegible]SION
Wash[illegible]

3-7

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-49397 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial World Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9312 W. 150th Terrace
(No. and Street)

Overland Park (City) KS (State) 66221 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brad Bervert (913) 681-0475
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Acord Cox & Company
(Name – *if individual, state last, first, middle name*)

15700 College Blvd., Suite 100 (Address) Lenexa (City) KS 66219 (Zip Code)

PROCESSED
MAR 1 1 2005
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 3 2005
WASH, D.C.
185

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Brad Bervert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial World Corporation, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

Notary Public-State of Kansas
PHILIP C. GROWNEY
My Appointment Exp. 1/17/07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FINANCIAL WORLD CORPORATION

**Financial Statements for the**
**Years Ended December 31, 2004 and 2003**
**and Independent Auditors' Report**

# FINANCIAL WORLD CORPORATION

## TABLE OF CONTENTS

Acord Cox & Company
Certified Public Accountants

15700 College Blvd. Suite 100 Lenexa, KS 66219
913•541•1993 Fax/913•492•7953

# INDEPENDENT AUDITORS' REPORT

Board of Directors
Financial World Corporation
Overland Park, Kansas

We have audited the accompanying balance sheets of Financial World Corporation (the "Company") as of December 31, 2004 and 2003, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the table of contents is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Acord Cox & Company

January 25, 2005

# FINANCIAL WORLD CORPORATION

## BALANCE SHEETS
## DECEMBER 31, 2004 AND 2003

### ASSETS

| | 2004 | 2003 |
|---|---|---|
| CURRENT ASSETS | | |
| Cash and cash equivalents | $ 114,182 | $ 74,654 |
| Deposits with clearing organization | 50,000 | 50,000 |
| Accounts receivable | 57,553 | 12,118 |
| Membership in NASD Exchange | | 3,000 |
| Other | | 500 |
| Total current assets | 221,735 | 140,272 |
| FIXED ASSETS | | |
| Vehicle | 17,215 | |
| Furniture | 5,631 | 5,631 |
| Equipment | 88,878 | 66,108 |
| | 111,724 | 71,739 |
| Accumulated depreciation | (70,938) | (54,677) |
| | 40,786 | 17,062 |
| DUE FROM STOCKHOLDER | 34,070 | 33,500 |
| | $ 296,591 | $ 190,834 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | 2004 | 2003 |
|---|---|---|
| CURRENT LIABILITIES | | |
| Accounts payable and accrued expenses | $ 135,460 | $ 86,309 |
| Other current liabilities | 6,447 | 11,091 |
| Total current liabilities | 141,907 | 97,400 |
| STOCKHOLDERS' EQUITY | | |
| Common stock, no par value, 100,000,000 shares authorized, 7,516,495 and 6,379,093 shares issued and outstanding | 424,000 | 42,000 |
| Additional paid-in capital | 126,433 | 126,433 |
| Retained deficit | (376,286) | (55,536) |
| Treasury stock, 39,093 shares, at cost | (19,463) | (19,463) |
| | 154,684 | 93,434 |
| | $ 296,591 | $ 190,834 |

See notes to financial statements.

## FINANCIAL WORLD CORPORATION

### STATEMENTS OF OPERATIONS
### YEARS ENDING DECEMBER 31, 2004 AND 2003

| | 2004 | 2003 |
|---|---|---|
| REVENUES | | |
| Net commissions | $ 1,217,013 | $ 1,158,461 |
| Trading loss | (45,315) | |
| | 1,171,698 | 1,158,461 |
| GENERAL & ADMINISTRATIVE EXPENSES | 1,495,018 | 1,161,336 |
| NET LOSS FROM OPERATIONS | (323,320) | (2,875) |
| OTHER INCOME | | |
| Interest income | 2,570 | 220 |
| NET LOSS | $ (320,750) | $ (2,655) |

See notes to financial statements.

# FINANCIAL WORLD CORPORATION

## STATEMENTS OF CASH FLOWS
## YEARS ENDING DECEMBER 31, 2004 AND 2003

| | 2004 | 2003 |
|---|---|---|
| OPERATING ACTIVITIES | | |
| Net loss | $ (320,750) | $ (2,655) |
| Adjustments to reconcile net loss to net cash used in operating activities | | |
| Depreciation | 16,260 | 10,726 |
| Sale of equity securities received in exchange for common stock | 360,000 | |
| Changes in operating assets and liabilities: | | |
| Accounts receivable | (45,435) | 1,978 |
| Other assets | 3,500 | (200) |
| Accounts payable and accrued expenses | 49,151 | 73,075 |
| Other current liabilites | (4,644) | 952 |
| Cash provided by operating activities | 58,082 | 83,876 |
| INVESTING ACTIVITIES | | |
| Purchase of equipment | (39,984) | |
| Increase in due from stockholder | (570) | (3,500) |
| Cash used in investing activities | (40,554) | (3,500) |
| FINANCING ACTIVITIES | | |
| Proceeds from issuance of common stock | 22,000 | |
| Cash provided by financing activities | 22,000 | |
| NET INCREASE IN CASH | 39,528 | 80,376 |
| CASH, BEGINNING OF YEAR | 74,654 | (5,722) |
| CASH, END OF YEAR | $ 114,182 | $ 74,654 |
| NON-CASH ACTIVITIES: | | |
| Common stock issued for marketable securities | $ 360,000 | $ |

See notes to financial statements.

## FINANCIAL WORLD CORPORATION

### STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
### YEARS ENDING DECEMBER 31, 2004 AND 2003

| | Common Stock | | Additional Paid-In | Retained | Treasury Stock | | |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Capital | Deficit | Shares | Amount | Total |
| BALANCES, DECEMBER 31, 2002 | 5,959,093 | $ 42,000 | $ 126,433 | $ (52,881) | (39,093) | $ (19,463) | $ 96,089 |
| Stock granted to employees | 420,000 | | | | | | |
| Net loss | | | | (2,655) | | | (2,655) |
| BALANCES, DECEMBER 31, 2003 | 6,379,093 | $ 42,000 | $ 126,433 | $ (55,536) | (39,093) | $ (19,463) | $ 93,434 |
| Stock issued for marketable securities | 1,037,402 | 360,000 | | | | | 360,000 |
| Stock issued for cash | 100,000 | 22,000 | | | | | 22,000 |
| Net loss | | | | (320,750) | | | (320,750) |
| BALANCES, DECEMBER 31, 2004 | 7,516,495 | $ 424,000 | $ 126,433 | $ (376,286) | (39,093) | $ (19,463) | $ 154,684 |



See notes to financial statements.

# FINANCIAL WORLD CORPORATION

## NOTES TO FINANCIAL STATEMENTS
## DECEMBER 31, 2004 AND 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   a. Description of Business - Financial World Corporation ("the Company") is engaged in the brokerage of financial products to the general public and accredited investors. The Company has an agreement with a third party clearinghouse to process all of their clients' transactions. The Company is based in the Kansas City Metropolitan area, with satellite offices in various locations in the United States. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

   b. Revenue Recognition - Customers' security transactions are recorded on a trade date basis. Management fees and interest income are accrued as earned.

   c. Cash and Cash Equivalents - For purposes of reporting cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

   d. Furniture and Equipment - Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the corresponding assets.

   e. Advertising Costs - Advertising costs are charged to operations when incurred. Advertising expense was $5,896 and $6,414 for the years ended December 31, 2004 and 2003.

   f. Income Taxes - Deferred tax liabilities and assets are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

2. SIGNIFICANCE OF ESTIMATES

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

   The company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $79,828, which was $74,828 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.90 to 1.

4. STOCKHOLDER'S EQUITY

In May and June of 2004, the Company issued a total of 1,037,402 shares of common stock to the Company's CEO and majority stockholder in exchange for marketable equity securities with a market value, on the date of the exchange, which totaled $360,000.

5. RELATED PARTY TRANSACTIONS

The Company currently has month-to-month rental agreements with its majority stockholder. Under the agreements, office space and equipment are rented to the Company. Total rental expense and cost reimbursement paid to the majority stockholder under these agreements was $44,646 and $59,691 for the years ended December 31, 2004 and 2003. Included in accounts payable at December 31, 2004 is $10,809 due to the majority stockholder.

In June of 2002 the majority stockholder adopted a resolution that allows the Company to loan him an amount up to $100,000 at any time until June of 2007 at an annual interest rate of 4%, for a period of five years. Accrued interest is due at the time the loan is paid. The loan amount included in *Due From Stockholder* was $34,070 and $33,500 at December 31, 2004 and 2003.

6. INVESTMENT IN LIMITED LIABILITY COMPANY

The Company is the managing member, under an operating agreement, in the Hedge Fund, LLC. The Hedge Fund, LLC, a limited liability company under the laws of the state of Kansas, was formed in June 1999. The purpose of the LLC is to invest primarily in stocks and bonds, mutual fund shares, stock options, index options and other benefits for the members. At December 31, 2004 and 2003, the Company owned less than 1% of the LLC, and the Company's equity interest in the LLC was valued at zero. The Company received no management fees or commissions from the LLC in 2004 and 2003.

7. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparts primarily include broker-dealers and buyers and sellers of securities. In the event counterparts do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterpart. It is the Company's policy to review, as necessary, the credit standing of each counterpart.

8. INCOME TAXES

The Company's deferred tax asset, principally related to its net operating loss carryforward, totaled $125,800 and $17,500 at December 31, 2004 and 2003. A corresponding valuation allowance of the same amount was recorded at December 31, 2004 and 2003.

As of December 31, 2004, the Company has available approximately $370,000 of unused net operating loss carryforwards for regular tax purposes, which expire through 2018.

9. CONTINGENCIES

*NASD – Notification of Capital Deficiencies*

The NASD advised the Company of a net capital deficiency as of April 30, 2004 and inaccurate net capital computations as of April 30 and May 31, 2004. The Company responded with a Letter of Acceptance, Waiver and Consent to the NASD Department of Enforcement. This letter was accepted by the NASD in January of 2005. The Company will be notified by the NASD regarding sanctions and any fines to be paid.

*NASD – Excess Proprietary Trades*

The Company completed approximately 105 proprietary trades through July 17, 2004 involving two securities. The 1934 Securities Exchange Act requires a broker/dealer to be considered a "dealer" once it has engaged in more than ten proprietary trades for its investment account in any given calendar year. The minimum capital requirement applicable to dealers is $100,000. In July of 2004 the Company requested relief from the NASD regarding the dealer net capital requirement. The NASD granted the Company relief from the $100,000 minimum capital requirement on the basis that the Company would not engage in any proprietary trading for the remainder of the calendar year.

The ultimate outcome of these matters cannot be determined; no provision for any liability has been made in these financial statements.

* * * * *

## FINANCIAL WORLD CORPORATION

### GENERAL & ADMINISTRATIVE EXPENSES
### YEARS ENDING DECEMBER 31, 2004 AND 2003

| | 2004 | 2003 |
|---|---|---|
| COSTS AND EXPENSES | | |
| Commissions | $ 969,720 | $ 879,730 |
| Advertising expense | 5,896 | 6,414 |
| Automobile expense | 59,702 | 13,563 |
| Cleaning | 10,288 | 3,503 |
| Depreciation | 16,260 | 10,726 |
| Telephone expense | 13,605 | 10,831 |
| Printing and reproduction expense | 2,377 | 478 |
| Insurance | 4,199 | 4,507 |
| Meeting expense | 19,998 | 16,116 |
| Legal and professional | 177,720 | 60,856 |
| Office expense | 33,209 | 10,303 |
| Postage and delivery | 6,952 | 4,160 |
| Office rent | 33,992 | 38,127 |
| Payroll expenses | 1,371 | 1,381 |
| Repairs and maintenance | 10,654 | 21,564 |
| Utilities | 5,798 | 6,180 |
| Computer and information services expense | 6,065 | 10,556 |
| Travel, meals and entertainment | 26,722 | 13,172 |
| Dues and subscriptions | 2,250 | 2,750 |
| Moving expense | 385 | 360 |
| Other fees and clearing charges | 77,227 | 35,440 |
| Miscellaneous expense | 10,628 | 10,619 |
| | $ 1,495,018 | $ 1,161,336 |

See notes to financial statements.

# FINANCIAL WORLD CORPORATION

**Schedule I**

**Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission**

**December 31, 2004**

| | |
|---|---|
| NET CAPITAL | |
| Total Stockholder's Equity | $ 154,684 |
| Less Non-Allowed Assets: | |
| Due from stockholder | 34,070 |
| Vehicle, furniture and equipment, net | 40,786 |
| | 74,856 |
| Net Capital | $ 79,828 |
| AGGREGATE INDEBTEDNESS | |
| Items included in statement of financial condition | |
| Accounts payable and accrued expenses | $ 135,460 |
| Other current liabilities | 6,447 |
| Total Aggregate Indebtedness | $ 141,907 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT | |
| Minimum Dollar Net Capital Required | $ 5,000 |
| Excess net capital | $ 74,828 |
| Ratio of aggregate indebtedness to net capital | 1.90 to 1 |

RECONCILIATION WITH COMPANY'S COMPUTATION:

| | |
|---|---|
| Net Capital per Company's fourth quarter FOCUS report | $ 79,828 |
| Audit adjustments (net) | - |
| Net Capital reported above | $ 79,828 |

## FINANCIAL WORLD CORPORATION

**Schedule II**
**Computation of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission**
**December 31, 2004 and 2003**

An exemption is claimed from Rule 15c3-3 under the exemptive provisions of paragraph (k)(2)(ii) as the Company does not hold customer funds or securities. All accounts are on a fully disclosed basis.

## FINANCIAL WORLD CORPORATION

**Schedule III**

**Information Relating to Possession or Controle Requirements Under Rule 15c3-1 of the Securities and Exchange Commission**

**December 31, 2004 and 2003**

The Company has complied with the exemptive requirements of Rule 15c3-3 of the Securities and Exchange Commission and did not maintain possession or control of any customer funds or securities as of December 31, 2004.

## FINANCIAL WORLD CORPORATION

**Schedule IV**

**Schedule of Segregation Requirements and Funds in Segregation for Customers Regulated Commodity Futures and Options Accounts**

**December 31, 2004 and 2003**

The Company is exempted under Rule 15c3-3(k)(2)(ii).

Acord Cox & Company
Certified Public Accountants

15700 College Blvd. Suite 100 Lenexa, KS 66219
913•541•1993 Fax/913•492•7953

Memorandum Regarding Internal Accounting Control

To Directors and Shareholders of
Financial World Corporation

In planning and performing our audit of the financial statements of Financial World Corporation as of December 31, 2004, we considered its internal control structure, which includes the procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the company that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions' above mentioned objectives. The objectives of internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulation, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and State security regulatory agencies and should not be used for any other purpose.

January 25, 2005